Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

Our earnings were insufficient to cover fixed charges for the nine months ended September 30, 2015, and the year ended December 31, 2014. The following table sets forth our ratio of earnings to fixed charges for the years ended December 31, 2013, 2012, 2011 and 2010, and our deficiency of earnings available to cover fixed charges for the nine months ended September 30, 2015, and the year ended December 31, 2014.

	Nine Months Ended September 30,	Year Ended December 31,
	2015	2014	2013	2012	2011	2010
Fixed charges
Interest expense	$—	$—	$—	$—	$1,604	$—
Interest portion of rental expense	23	18	21	27	31	24
Total fixed charges	$23	$18	$21	$27	$1,635	$24

Earnings	$(243,456)	$(17,134)	$309,284	$196,349	$266,875	$121,654
Fixed charges per above	(23)	(18)	(21)	(27)	(1,635)	(24)
	$(243,479)	$(17,152)	$309,263	$196,322	$265,240	$121,630

Ratio of earnings to fixed charges	—	—	14,727	7,271	162	5,068
Deficiency of earnings available to cover fixed charges	$(243,502)	$(17,170)